THIS AGREEMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

KINDORA PBC

SAFE + REVENUE SHARING AGREEMENT

THIS CERTIFIES THAT in exchange for the payment by [ENTITY NAME]______(the “Investor”) of $ $[AMOUNT]______ (the “Purchase Amount”) on or about [EFFECTIVE______ (the “Effective Date”) Kindora PBC, a Delaware public benefit corporation (the “Company”), hereby (i) promises to pay to the order of the Investor, in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) and/or (ii) issues to the Investor the right to certain shares of the Company’s capital stock, in each case subject to the terms set forth below.

WHEREAS, the Company has filed an Offering Statement on Form C (the “Offering Statement”) with the U.S. Securities and Exchange Commission relating to the offer and sale (the “Offering”) of rights under the Agreements (the “Securities”) to the Investor, and the Investor’s contemporaneous sale of parallel securities of the Investor (the “Investor Securities”), to public investors comprising either accredited investors (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”)), or non-accredited investors (the “Public Investors”), in each case accordance with Regulation CF, promulgated under the Securities Act;

WHEREAS, the Company has engaged Wefunder crowdfunding portal (the “Portal”), which is an affiliate of the Investor that is registered with the Securities and Exchange Commission (the “SEC”), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, as the intermediary for the Offering, and will pay the Portal a commission equal seven percent (7%) of gross monies raised in the Offering; and

WHEREAS, the Investor Securities are being offered to the Public Investors, through the Portal’s website at www.wefunder.com, in minimum increments of One Hundred Dollars ($100.00) for a target offering amount of Fifty Thousand Dollars ($50,000) (the “Target Amount”) and a maximum offering amount of One Million Two Hundred and Thirty Five Thousand Dollars ($1,235,000) (the “Maximum Amount”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. **Definitions**

a. "Agreement" means this SAFE + Revenue Sharing Agreement, and "Agreements" means all the SAFE + Revenue Sharing Agreements sold to the Investor in this offering.

b. Board means the board of directors of the Company.

c. "Capital Stock" means the capital shares of the Company, including, without limitation, the "Common Stock" and the "Preferred Stock."

d. "Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Board, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company; provided, however, a Change of Control does not include a reorganization to change the Company's domicile.

e. "Company Capitalization" means the sum, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (A) this Agreement, (B) all other Safes, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

f. "Designated Lead Investor" means a purchaser of an Agreement designated by the Company, and which such purchaser has agreed to act in the capacity of Designated Lead Investor pursuant to the terms and conditions in Sections 10 and 13.

g. "Distribution" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, members of the Board or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares

upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

h. "Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

i. "Dividend Amount" means with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

j. "Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

k. "Adjusted Gross Revenues" means all of the Company's actual cash receipts, from all sales of any kind, including prepaid licenses, less, as applicable, refunds, returns, rebates, chargebacks, shipping, insurance, taxes, duties and other amounts not retained by the Company.

l. "Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

m. "Investors" means all of the purchasers of SAFE + Revenue Sharing Agreement in the crowdfunding offering of which this Agreement is a part.

n. "Liquidity Capitalization" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan, (ii) this Agreement, (iii) all other Safes, and (iv) convertible promissory notes.

o. "Liquidity Event" means a Change of Control or an Initial Public Offering.

p. "Liquidity Price" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

q. "Measurement Period" means the fiscal quarter with respect to which a payment is made.

r. “Other Revenue Share Agreements” means other SAFE + Revenue Sharing Agreements or similar instruments sold to purchasers (the “Other Revenue Share Investors”) in one or more other offerings of which this Agreement is not a part.

s. “Payment Start Date” means the time that, as of any measurement date, the sum of the annualized contractually obligated revenues due to the Company from active, committed subscription or recurring revenue contracts, measured over a twelve-month period (i.e., “annual recurring revenue”), first exceeds $1,000,000, except in the case of a Permitted Deferral.

t. “Permitted Deferral” is defined in Section 3(a) hereof.

u. “Post Money Valuation Cap” is $10,000,000 which represents the valuation at which an Investor’s Purchase Amount would convert into shares following a Conversion Event (see Section 10 “Conversion Events”).[1]

v. “Pro-Rata Share” or an Investor’s “ratable interest” or the like shall be deemed to refer, at any time, to a fraction, the numerator of which is the initial amount of the Agreements issued to such Investor, and the denominator of which is the total amount of the Agreements and Other Revenue Share Agreements.

w. “Repayment Amount” means an amount that is 1.5x the amount of the Purchase Amount.

x. “Revenue Percentage” means 3.0%.

y. “Safe” means an instrument containing a future right to shares of Capital Stock, similar in form and content to this Agreement, purchased by investors for the purpose of funding the Company’s business operations.

z. “Safe Preferred Stock” means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences, seniority, liquidation multiple and restrictions as the shares of Standard Preferred Stock, except that any price-based preferences (such as the per share liquidation amount, initial conversion price and per share dividend amount) will be based on the Safe Price.

aa. “Safe Price” means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

bb. “Standard Preferred Stock” means the shares of a series of Preferred Stock issued to the Investors investing new money in the Company in connection with the initial closing of the Equity Financing.

[1] Note to Draft: $10 million cap for the first $150k, $12 million otherwise.

cc. "Subsequent Convertible Securities" means convertible securities that the Company may issue after the issuance of this Agreement with the principal purpose of raising capital, including but not limited to, other Safes, convertible debt instruments and other convertible securities. Subsequent Convertible Securities excludes: (i) options issued pursuant to any equity incentive or similar plan of the Company; (ii) convertible securities issued or issuable to (A) banks, equipment lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing or commercial leasing or (B) suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions; and (iii) convertible securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships

2. **Repayment Amount Terms.**

a. This Agreement is issued as part of a group of identical Agreements issued to a number of Investors in the offering.

b. The Agreement will be considered paid in full when the Company has paid the Investor the Repayment Amount in accordance with Sections 10(b) or 10(c), but for the avoidance of doubt, not pursuant to Sections 3 or 4, except in the Event of a Default, in which the Company will owe Investor additional amounts as set forth herein.

3. **Payments**.

a. Beginning on the Payment Start Date, the Company shall make quarterly payments to the Investors until the Repayment Amount is repaid in full; provided, however, that at any time the Company may defer for one quarter up to two (2) of such payments upon notice to the Investors (each, a "Permitted Deferral")

b. The amount of the total payments for any period to both the Investors and the Other Revenue Share Investors shall be the product of the Revenue Percentage and the Adjusted Gross Revenues from the Measurement Period ended immediately prior to the payment date (the "Aggregate Quarterly Payment Amount").

c. The Company will make the Investor's portion of each Aggregate Quarterly Payment Amount, calculated pursuant to Section 3(e), and subject to the caps in Sections 3(a) and 3(f) (a "Quarterly Payment"), to the Investor hereunder (or cause the payments to be made through an agent) within thirty (30) days of the end of each Measurement Period.

d. All payments under this Agreement shall be applied to reduce the Repayment Amount.

e. All payments under this Agreement will be made pro rata among all of the Investors and the Other Revenue Share Investors, based on the applicable party's Pro-Rata Share.

f. Notwithstanding anything in this Agreement to the contrary, in no event will the Company be obligated to pay more than 110%, 120%, 130% or 140%, respectively, of the Purchase Amount to the Investor during the one-year, two-year, three-year and four-year periods commencing after the Effective Date.

4. **Prepayment**.

a. The Company may pay off all of the Repayment Amount in its entirety at any time by paying the Investors and the Other Revenue Share Investors any unpaid part of the Repayment Amount for all of the Agreements and Other Revenue Share Agreements. The Company may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the Investors and the Other Revenue Share Investors based on the applicable party's Pro-Rata Share.

5. Characterization of Investment.

a. The parties acknowledge and agree that for United States federal and state income tax purposes this Agreement is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Agreement consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements). For the avoidance of doubt, the characterization set forth in this Section 5 shall not modify, limit, or otherwise affect the conversion mechanics or the type of Capital Stock issuable under Section 10.

6. Sharing of Payments.

a. If the Investor shall obtain any payment from the Company, whether voluntary, involuntary, through the exercise of any right of setoff or otherwise, on account of the Agreement in excess of its Pro-Rata Share of such payments, the Investor shall remit the excess amount to the Company to be shared ratably with the other Investors.

7. **Default**.

Each of the following events shall be an "Event of Default" hereunder:

a. Other than with respect to a Permitted Deferral, the Company fails to pay any Quarterly Payment due under this Agreement on the date the same becomes due and payable or within five business days thereafter;

b. The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any company action in furtherance of any of the foregoing; or

c. An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

d. Upon the occurrence of an Event of Default hereunder, all the Investor's unpaid Repayment Amount shall automatically be immediately due, payable and collectible by the Investor pursuant to applicable law.

8. **Parity with Other Agreements**.

a. The Company's repayment obligation to the Investor under this Agreement shall be on parity with the Company's obligation to repay all Agreements issued in the same offering. In the event that the Company is obligated to repay the Agreements and does not have sufficient funds to repay all the Agreements in full, payment shall be made to the holders of the Agreements on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

9. **Waiver**.

a. The Company waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Agreement, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

10. **Conversion Events**

a. **Equity Financing**. If there is an Equity Financing before the termination of this Agreement, on the initial closing of such Equity Financing, this Agreement will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 10(a):

i. The Investor or the Designated Lead Investor, if any, will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor; and

ii. For the avoidance of doubt, all rights to payments under Sections 2 and 3 of this Agreement shall terminate.

b. **Liquidity Event.** If there is a Liquidity Event before the termination of this Agreement, this Agreement will automatically be entitled to receive a portion of the Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the unrepaid Repayment Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

i. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 10(b)(1).

1. In a Liquidity Event or Dissolution Event, this Agreement is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

a. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock), other than other Agreements and Other Revenue Share Agreements;

b. On par with payments for other Agreements, Other Revenue Share Agreements, Safes and/or Preferred Unit, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the

applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

c. Senior to payments for Common Stock

2. The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Agreements, Other Revenue Share Agreements, Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clause (i) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

ii. In connection with Section 10(b)(i), the Repayment Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay (i) holders of shares of any series of Preferred Stock issued before the date of this Agreement ("Senior Preferred Holders") and (ii) the Investors and Other Revenue Share Investors (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed (i) first to the Senior Preferred Holders and (ii) second with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Repayment Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Repayment Amounts payable to the Cash-Out Investors by the amount determined by the Board in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Repayment Amount divided by the Liquidity Price.

c. **<u>Dissolution Event.</u>** If there is a Dissolution Event before this Agreement expires or terminates, the Company will pay (i) first to the Senior Preferred Holders any amounts due and payable to them in connection with a Dissolution Event under the Company's Certificate of Incorporation (the "Senior Preferred Holders' Payment") and (ii) second an amount equal to the Repayment Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Repayment Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Common Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event and after payment of the Senior Preferred Holders' Payment, the assets of the Company legally available for distribution to the Cash-Out Investors, as determined in good faith by the Board, are insufficient to permit the payment to the Cash-Out Investors of their respective Repayment Amounts, then the entire assets of the Company legally available for

distribution will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to the Repayment Amounts they would otherwise be entitled to receive pursuant to this Section 10(c).

d. **Optional Conversion**. If this Agreement remains outstanding and has not terminated after three (3) years from the Effective Date, the Investor may, in its sole discretion, elect to convert the Agreement into a number of shares of Class A Common Stock equal to the Purchase Amount divided by the Safe Price (the "Common Conversion Shares"), in connection with which, for the avoidance of doubt, all rights to payments under Sections 2 and 3 of this Agreement shall terminate. The Common Conversion Shares shall be subject to transfer restrictions as are and may be set forth in the Company's bylaws, and the Company shall not be required (i) to transfer on its books any Common Conversion Shares that have been sold or otherwise transferred in violation of any of the provisions of the bylaws or (ii) to treat as owner of such Common Conversion Shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such shares shall have been so transferred. And any certificate or certificates representing such Common Conversion Shares, or notice or notices of issuance related to uncertificated Common Conversion Shares, shall bear the following legends or notices, as applicable (as well as any legends or notices, as applicable, required by applicable state and federal corporate and securities laws):

I. "THE SECURITIES REPRESENTED HEREBY OR REFERENCED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

II. "THE SHARES REPRESENTED HEREBY OR REFERENCED HEREIN MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE COMPANY'S BYLAWS, A COPY OF WHICH IS ON FILE WITH AND MAY BE OBTAINED FROM THE SECRETARY OF THE COMPANY AT NO CHARGE."

The Investor hereby agrees that if it elects to receive Common Conversion Shares, it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial public offering (the "IPO") and ending on the date specified by the Company and the managing underwriter (such period not to exceed 180 days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on the publication or other distribution of research reports and analyst recommendations and opinions, including the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or

contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock held immediately prior to the effectiveness of the registration statement for the IPO or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in the foregoing clause (i) or (ii) is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 10(d) shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the stockholders if all officers, directors, and holders of more than 1% of the outstanding Common Stock (on an as-converted basis) enter into similar agreements. The underwriters in connection with the IPO are intended third party beneficiaries of this Section 10 and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 10 or that are necessary to give further effect thereto.

11. Company Representations

a. The Company is a public benefit corporation duly organized, validly existing and in good standing under the laws of the state of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

b. The execution, delivery and performance by the Company of this Agreement is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

c. The performance and consummation of the transactions contemplated by this Agreement do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or

the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

d. No consents or approvals are required in connection with the performance of this Agreement, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 10.

e. To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

12. **Investor Representations**

a. The Investor has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

b. In connection with the sale and issuance of this Agreement to the Investor in connection with the Offering, the Investor has sold and issued, through the Portal's website at www.wefunder.com, an Investor Security with Principal Amount equivalent to the Principal Amount under this Agreement to a Public Investor. The Investor is purchasing this Agreement and the securities to be acquired by the Investor hereunder for the benefit of a Public Investor, provided that the Public Investor has represented that the Investor Security it has acquired from the Investor has been acquired its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and that the Public Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

c. If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that the Public Investor that has acquired the Investor Security to which this Agreement relates has represented that it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. Otherwise, the Investor represents that it is complying with the rules and regulations of Regulation Crowdfunding under the Securities Act and that the Public Investor that has acquired the Investor Security to which this Agreement relates has represented that is an "Unaccredited Investor" and has complied with the investment limits set forth in Section 4(a)(6)(B) of the Securities Act, as indicated in the appropriate checked box on the signature page. The Investor confirms that it has no reason to doubt the accuracy of such Public Investor representations.

d. The Investor and the Public Investor to which this Agreement relates have been advised that this Agreement and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

e. The Investor acknowledges and agrees that the Company is a Delaware public benefit corporation, as defined in Subchapter XV of the Delaware General Corporation Law, that the Corporation's public benefit purpose, as stated in its Certificate of Incorporation, is to democratize philanthropic giving to under-resourced nonprofits, and that as a public benefit corporation, the Board manages the Company in a manner that balances the stockholders' pecuniary interests, the best interests of those materially affected by the Company's conduct, and the identified public benefit.

13. Miscellaneous

a. Any provision of this Agreement may be amended, waived or modified as follows: any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and either (A) the Designated Lead Investor or (B) the holders of a majority of the Purchase Amounts payable to the Investors; provided, however, that the Purchase Amount under this Agreement may not be amended without the consent of the Investor, and the optionality of the conversion right provided for in Section 10(d) may not be amended without the consent of the Investor.

b. Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the address provided by such party to Wefunder, Inc., as subsequently modified by written notice, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified.

c. Neither the Investor, as a holder of this Agreement, nor any Public Investor, as a holder of a parallel Investor Security, shall be entitled to vote or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to the Investor or Public Investor as such, any of the rights of a stockholder of the Company or any right to vote for the election of members of the Board or upon any matter submitted to stockholder at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of

Common Stock) while this Agreement is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

d. Any payments of cash made by the Company to the Investor under this Agreement or in respect of Capital Stock delivered to the Investor under this Agreement shall be promptly delivered to the applicable Public Investor in accordance with the terms of the parallel Investor Security. Any Capital Stock delivered by the Company to the Investor under this Agreement shall be retained by the Investor, and not distributed to the Public Investors, whether by operation of law or otherwise, except with the prior written consent of the Company.

e. In the event any one or more of the provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Agreement and the remaining provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

f. All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

g. Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this Agreement in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's jurisdiction of formation. Subject to the foregoing, this Agreement will be binding on the parties' successors and assigns.

h. The Investor hereby authorizes the Company to make any withholding required by law. The Investor agrees to provide to the Company a Form W-9 or comparable form.

i. This Agreement is not effective until the Company has accepted the Investor's subscription.

j. The Company's books and records shall be conclusive for purposes of determining Adjusted Gross Revenues and applicable Repayment Amounts for any period, absent manifest error.

k. With respect to any suit, action, or proceeding relating to this Agreement or any offers, purchases, or sales of the Stock by the Investor, the Investor irrevocably submits to the jurisdiction of the federal or state located in the state of Delaware, which submission

shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

l. If the Company issues any Subsequent Convertible Securities prior to termination of this Agreement, the Company will promptly provide the Investor with written notice thereof, together with a copy of all documentation relating to such Subsequent Convertible Securities and, upon written request of the Investor, any additional information related to such Subsequent Convertible Securities as may be reasonably requested by the Investor. In the event the Investor determines that the terms of the Subsequent Convertible Securities are preferable to the terms of this Agreement, the Investor will notify the Company in writing. Promptly after receipt of such written notice from the Investor, the Company agrees to amend and restate this Agreement to be identical to the instrument(s) evidencing the Subsequent Convertible Securities, subject to mechanical adjustments to reflect investment through the Portal, the appropriateness of which will be determined by the Company in good faith.

m. This Agreement will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Agreement) upon either (i) the issuance of shares to the Investor pursuant to Section 10(a), Section 10(b) or Section 10(d); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Sections 10(b) or Section 10(c), but for the avoidance of doubt, not pursuant to Sections 3 or 4; provided, however, that Section 5, the last paragraph of Section 10(d), and this Section 13 shall survive any such termination.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this SAFE + Revenue Share Agreement to be duly executed and delivered.

KINDORA PBC

Founder Signature

By: [FOUNDER_NAME]
Its: [FOUNDER_TITLE]

[ENTITY NAME]

Investor Signature

By: [INVESTOR NAME]
Its: [INVESTOR TITLE]

□ The Public Investor to which this Agreement relates has represented that it is an Accredited Investor.

☒ The Public Investor to which this Agreement relates has represented that is an Unaccredited Investor, and further such Public Investor has represented that:

□ His, her or its annual income or net worth is less than $100,000, but the Purchase Amount (including any Purchase Amounts in respect of such Public Investor previously sold in the Offering) does not exceed the greater of $2,000 or 5% of his, her or its annual income or net worth; or

□ His, her or its annual income or net worth is at least $100,000, and the Purchase Amount (including any Purchase Amounts in respect of such Public Investor previously sold in the Offering) does not exceed the lesser of $100,000 or 10% of his, her or its annual income or net worth.